UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Square 1 Financial, Inc.

(Name of Issuer)

Common Stock, Par Value $0.01

(Title of Class of Securities)

85223W101

(CUSIP Number)

March 27, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 85223W101		Schedule 13G

1.	Name of Reporting Persons: Castle Creek Capital Partners IV, LP

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,898,842

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,898,842

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,898,842

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 6.61% (1)

12.	Type of Reporting Person (See Instructions): PN (Limited Partnership)

(1) Based on the Quarterly Report on Form 10-Q filed by Square 1 Financial, Inc. (the “Company”) on November 10, 2014, there were 28,708,925 outstanding shares of Common Stock as of October 31, 2014.

CUSIP No. 85223W101		Schedule 13G

1.	Name of Reporting Persons: Castle Creek Capital IV LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,898,842

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,898,842

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,898,842

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 6.61% (1)

12.	Type of Reporting Person (See Instructions): OO (Limited Liability Company)

(1) Based on the Quarterly Report on Form 10-Q filed by the Company on November 10, 2014, there were 28,708,925 outstanding shares of Common Stock as of October 31, 2014.

CUSIP No. 85223W101		Schedule 13G

1.	Name of Reporting Persons: John M. Eggemeyer III

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization: U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power: 1,898,842

	6.	Shared Voting Power: 0

	7.	Sole Dispositive Power: 1,898,842

	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,898,842

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9): 6.61% (1)

12.	Type of Reporting Person (See Instructions): IN (Individual)

(1) Based on the Quarterly Report on Form 10-Q filed by the Company on November 10, 2014, there were 28,708,925 outstanding shares of Common Stock as of October 31, 2014.

Item 1.	(a).	Name of Issuer Square 1 Financial, Inc.
	(b).	Address of Issuer’s Principal Executive Offices: 406 Blackwell Street, Suite 240 Durham, North Carolina 27701

Item 2(a).		Name of Person Filing See Item 2(c) below.
Item 2(b).		Address of Principal Business Office See Item 2(c) below.
Item 2(c).

Citizenship

(i) Castle Creek Capital Partners IV, LP

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: State of Delaware

(ii) Castle Creek Capital IV LLC

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: State of Delaware

(iii) John M. Eggemeyer III

c/o Castle Creek Capital LLC

6051 El Tordo

Rancho Santa Fe, CA 92067

Citizenship: U.S.A.

The foregoing persons are hereinafter sometimes collectively referred to as the “Reporting Persons.”

Item 2(d).		Title of Class of Securities: Common Stock, $0.01 par value (the “Common Stock”)
Item 2(e).		CUSIP Number: 85223W101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable.

Item 4.	Ownership.
(a)

Amount beneficially owned:

As of the date hereof, each of the Reporting Persons may be deemed to be the beneficial owner of the 1,898,842 shares of Common Stock held directly by Castle Creek Capital Partners IV, LP.  Mr. Eggemeyer is a managing principal of Castle Creek Capital IV LLC, the sole general partner of Castle Creek Capital Partners IV, LP.  Castle Creek Capital IV, LLC and Mr. Eggemeyer each disclaim beneficial ownership of the shares of Common Stock owned by Castle Creek Capital Partners IV, LP, except to the extent of their respective pecuniary interest in Castle Creek Capital Partners IV, LP.

(b)

Percent of class:

Based on the Quarterly Report on Form 10-Q filed by the Company on November 10, 2014, there were 28,708,925 outstanding shares of Common Stock as of October 31, 2014.  Based on this number of outstanding shares of Common Stock, each of the Reporting Persons may be deemed to be the beneficial owner of approximately 6.61% of the total number of outstanding shares of Common Stock.

	(c)	Number of shares as to which the reporting person has: Castle Creek Capital Partners IV, LP
		(i)	Sole power to vote or to direct the vote: 1,898,842
		(ii)	Shared power to vote or to direct the vote: 0
		(iii)	Sole power to dispose or to direct the disposition of: 1,898,842
		(iv)	Shared power to dispose or to direct the disposition of: 0
Castle Creek Capital IV LLC
		(i)	Sole power to vote or to direct the vote: 1,898,842
		(ii)	Shared power to vote or to direct the vote: 0

	(iii)	Sole power to dispose or to direct the disposition of: 1,898,842
	(iv)	Shared power to dispose or to direct the disposition of: 0
John M. Eggemeyer III
	(i)	Sole power to vote or to direct the vote: 1,898,842
	(ii)	Shared power to vote or to direct the vote: 0
	(iii)	Sole power to dispose or to direct the disposition of: 1,898,842
	(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not Applicable.

Item 8.	Identification and Classification of Members of the Group.
Not Applicable.

Item 9.	Notice of Dissolution of Group.
Not Applicable.

Item 10.	Certification.

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 20, 2015

CASTLE CREEK CAPITAL PARTNERS IV, LP

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	Managing Principal

CASTLE CREEK CAPITAL IV LLC

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III
Title:	Managing Principal

JOHN M. EGGEMEYER III

By:	/s/ John M. Eggemeyer III
Name:	John M. Eggemeyer III

SIGNATURE PAGE TO SCHEDULE 13G (SQUARE 1 FINANCIAL, INC.)

EXHIBIT LIST

Exhibit 1	Joint Filing Agreement, dated as of January 20, 2015, by and among Castle Creek Capital Partners IV, LP, Castle Creek Capital IV LLC, and John M. Eggemeyer III.